UNIROYAL TECHNOLOGY CORPORATION
                                    SUITE 900
                             TWO NORTH TAMIAMI TRAIL
                             SARASOTA, FLORIDA 34236

OLIVER J. JANNEY
VICE PRESIDENT,                                      Telephone:  (941) 361-2212
GENERAL COUNSEL & SECRETARY                            Fax:  (941) 361-2214

                                                             November 24, 1997


                                                              via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:          Schedule 13D - Uniroyal Technology Corporation
             ----------------------------------------------

Dear Sirs:

             Enclosed, pursuant to Rule 13d-1(a) of the Securities Exchange Act of 1934, is Schedule 13D on behalf of Howard R. Curd.


                                   Very truly yours,

                                 /S/ Oliver J. Janney

                                  Oliver J. Janney
OJJ:rah
enc.



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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                         UNIROYAL TECHNOLOGY CORPORATION
          -----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share

          ---------------------------------------------------------------------

                         (Title of Class of Securities)
                                    909163107
                                 (CUSIP Number)

                                 Howard R. Curd
                              2 North Tamiami Trail
                                    Suite 900
                               Sarasota, FL 34236
                                 (941) 361-2205

                                November 13, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filing with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

oThe remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                     SCHEDULE 13D

CUSIP No.  909163107

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Howard R. Curd
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                (a)|_|
                (b)|_|

3            SEC USE ONLY


4            SOURCE OF FUNDS*

             PF
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (a) |_|

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.A.

                           7        SOLE VOTING POWER
  NUMBER OF                            1,047,692 shares of Common Stock
     SHARES
  BENEFICIALLY             8        SHARED VOTING POWER
    OWNED BY                           None
      EACH
  REPORTING                9        SOLE DISPOSITIVE POWER
    PERSON                             1,047,692
     WITH
                           10       SHARED DISPOSITIVE POWER
                                       None

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,047,692 shares of Common Stock

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*      |_|

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             7.64%

14           TYPE OF REPORTING PERSON*
             IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE






                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED
-------------------------------------------------------------------------------

Item 1.       Security and Issuer.

               Common Stock, par value $.01 per share ("Common Stock") issued by Uniroyal Technology Corporation, (the "Issuer"), 2 North Tamiami Trail, Suite 900, Sarasota, Florida 34236.

Item 2.       Identity and Background.

              (a)   Name:
                     Howard R. Curd

              (b)   Business Address:
                    2 North Tamiami Trail, Suite 900
                    Sarasota, Florida 34236

              (c) The Reporting Person is Chairman of the Board and Chief Executive Officer of the Issuer.

              (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

             (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding he was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

              (f)   Citizenship.
                    U.S.A.

Item 3.       Source and Amount of funds or Other consideration.

                    The Reporting Person used personal funds to acquire the Common Stock. The amount of funds used for purchases within the ten days prior to filing of this Schedule 13D is $2,114,546.38.

Item 4.       Purpose of Transaction.

                    The   Reporting   Person   acquired  the  Common  Stock  for
                    investment purposes.

Item 5.       Interest in Securities of the Issuer.

              (a)   The   Reporting  Person   currently   beneficially   owns
                    1,047,692   shares   of   Common   Stock,    consisting   of
                    approximately 7.64% of the outstanding Common Stock. Such shares consist of the following:

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         Shares held directly                    586,252
         Shares beneficially owned in Company
          Savings Plan                               632
         Shares issuable on exercise of
          currently exercisable options          384,508
         Shares issuable upon exercise of
          warrants                                76,300

              (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each person named in Item 5(a) is set forth on the cover page, and such information is incorporated herein by reference.

              (c) The Reporting Person purchased 461,252 shares of Common Stock at a price of $4.375 per share on November 13, 1997 and 76,300 warrants of the Company at a price of $1.25 per warrant on November 19, 1997; both purchases were in the open market.

              (d) Not applicable.

              (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to theSecurities of the Issuer.

              None


                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     November 24, 1997




                               /S/ Howard R. Curd
                                 Howard R. Curd



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